PRESS RELEASE

April 26, 2002

Net income increases by 12 per cent during first quarter –US business grows by 29 per cent

Schering AG (FSE: SCH, NYSE: SHR) reported today that net sales rose 7 per cent year-on-year to EUR 1,242 million (US$ 1,083 million)* in the first three months of 2002. The increase was 8 per cent after adjustment for currency effects. Operating profit grew 11 per cent to EUR 213 million (US$ 186 million). Net income for the period increased by 12 per cent to EUR 141 million (US$ 123 million).

"We are in line with our financial forecast and expect 2002 to be another successful year for Schering with sales reaching high single-digits, and double-digit growth in net income,"said Dr. Hubertus Erlen, CEO and Chairman of the Executive Board of Schering AG. "Our strategy to expand our business in the US is well on track. We achieved outstanding growth of 29 per cent in sales in the quarter. We now expect full years sales in the US market to grow by nearly 20 per cent. Yasmin®, introduced in the US only recently, is already one of our top ten products. Sales of Betaseron®, which grew by 15% in the first quarter, will also contribute to this growth."

"The double-digit growth of operating profit and net income in the first quarter indicates that we are well on the way to increase profitability. Furthermore, the sale of our stake in Aventis CropScience, which is expected to be finalized within the next weeks, will give us financial power for strategic acquisitions,"said Professor Klaus Pohle, CFO and Vice-Chairman of the Executive Board of Schering AG.

To enhance the transparency of Schering's financial reporting, interim reports now include additional data such as the development of our regions and business areas. For the first time, it includes a review report by independent accountants as well as the written consent of the Auditing Committee of the Schering Supervisory Board .

Schering will publish its interim report for the 2nd quarter of 2002 on July 26, 2002.

Key figures in EUR million
	Q1/2002	Q1/2001	full y2001	change y-o-y
Net Sales	1,242	1,157	4,842	+ 7%
Net income	141	126	418	+12%
Basic EPS (in EUR)	0.71	0.64	2.11	+12%

Key figures in US$ million*
	Q1/2002	Q1/2001	full y2001
Net Sales	1,083	1,009	4,221
Net income	123	110	364
Basic EPS (in US$)	0.62	0.56	1.84

* Conversion rate EUR –US$ was the FX rate on March 29, 2002
(1 EUR = 0,8717 US$/ 1 US$ = 1,14718366 EUR)

The complete interim report and additional information can be found at: www. schering. de/eng

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Fertility Control& Hormone Therapy, Diagnostics& Radiopharmaceuticals, Dermatology as well as Specialized Therapeutics for disabling diseases in the fields of the central nervous system, oncology and cardiovascular. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R& D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life.

making medicine work ...

your contacts:

Oliver Renner Business Communication Tel.: +49.30.468.12431 oliver. renner@schering. de	Dr Friedrich von Heyl Business Communication Tel.: +49.30.468.15296 friedrich. vonheyl@schering. de	Peter Vogt Investor Relations Tel.: +49.30.468 12838 peter. vogt@schering. de

Interim Report First Quarter 2002

The 1st quarter of 2002 at a glance

  Sales up 8% at E1.2 billion after adjusting for currency effects

  Above-average increase in sales in the United States Region: +29%

  Yen exchange rate and price reductions adversely affect business in Japan

  Net income grows faster than net sales: by 12% to E141 million

  Betaferon®: improved life-cycle management strengthens market position

Key data	Em		Change
	Q1/2002	Q1/2001	in %
Net sales	1,242	1,157	+ 7%
Gross profit	948	876	+ 8%
Operating profit	213	192	+ 11%
Profit on ordinary activities	217	208	+ 4%
Net income	141	126	+12%
Cash flow	201	182	+ 10%

Basic earnings per share (E)	0.71	0.64	+ 12%
Number of employees (average)	25,761	24,594	+ 5%

Top-selling products			Net sales Q1/2002	Change from Q1/2001
			Em	absolute	currency-adjusted
1.	Betaferon®/Betaseron®	(therapeutics)	184	15%	14%
2.	Magnevist®	(diagnostics)	80	12%	11%
3.	Ultravist®	(diagnostics)	66	5%	5%
4.	Iopamiron®	(diagnostics)	63	–17%	–12%
5.	Diane®	(gynecology)	61	11%	13%
6.	Fludara®	(therapeutics)	40	2%	0%
7.	Microgynon®	(fertility control)	33	0%	4%
8.	Yasmin®	(fertility control)	31	> 100%	> 100%
9.	Mirena®	(fertility control)	31	43%	42%
10.	Meliane®	(fertility control)	31	3%	7%
11.	Femovan®	(fertility control)	27	–1%	4%
12.	Climara®	(hormone therapy)	26	–21%	–23%
13.	Androcur®	(therapeutics, gynecology )	24	–5%	–3%
14.	Triquilar®	(fertility control)	20	–21%	–20%
15.	Betapace®	(therapeutics)	19	9%	3%
	Total		736
Total as % of net sales	59%

In this Interim Report, percentage changes in our depiction of sales developments have been calculated on the basis of figures expressed in thousands of euros.

The Schering AG share

The Schering AG share clearly outperformed the important indices DAX, STOXX Healthcare and MSCI World Pharma& Biotech in the 1st quarter of this year. The market reacted to the good corporate results achieved in 2001, which were better than analysts had expected. The share closed at E67.10 at the end of March, having started the year at E60.35.

In the first few months of the year, we stepped up our efforts to communicate our corporate goals, strategies and potential at several management roadshows and investor conferences in New York, London, Tokyo, Zurich, Geneva and Dublin.

Schering AG share ratios	Q1/2002	Q1/2001	Year 2001
Basic earnings per share (E)	0.71	0.64	2.11
Cash flow per share (E)	1.02	0.92	3.30

	March 31, 2002	March 31, 2001	December 31, 2001
Share price (E)	67.10	55.05	59.60
Market capitalization (Em)	13,286	10,900	11,801
Equity (Em)	2.692	2,514	2,556
Number of shares (in millions)	198	198	198

Business trends in the Schering AG Group

Net sales by Region	Em		Change from Q1/2001		% of total
	Q1/2002	Q1/2001	Total	Volume/Price	Currency	Q1/2002	Q1/2001
Europe Region	595	557	+7%	+8%	–1%	48%	48%
United States Region	311	241	+29%	+23%	+6%	25%	21%
Japan Region	119	140	–15%	–10%	–5%	10%	12%
Latin America/Canada Region	110	120	–8%	–1%	–7%	9%	10%
Asia/Middle East Region	65	51	+30%	+28%	+2%	5%	5%
Other Activities	42	48	–15%	–16%	+1%	3%	4%
Total	1,242	1,157	+7%	+8%	–1%	100%	100%

In the 1st quarter of 2002, the Schering AG Group continued to grow, with sales rising 7% to E1.2 billion.

In the Europe Region (+7%), and particularly in the United States (+29%) and Asia/Middle East (+30%) Regions, sales showed a gratifying upward trend. In the Japan Region by contrast, expected currency, price and volume effects led to a 15% decline in sales. Business in the Latin America/Canada Region was strongly influenced by currency effects. The exchange rate of the Argentine peso against the euro fell from E1.13 to E0.38 between year's end 2001 and March 31, 2002. The effects on the Schering AG Group have been taken into account in the 4th quarter of 2001 and in the 1st quarter of 2002.

In the period under review, our established products continued their constant growth, with sales of Betaferon® rising by 15%, Magnevist® by 12%, and Mirena® by 43%. Due to acute price and/or currency effects and an increase in competitive pressure, sales of Iopamiron® declined by 17%, Climara® by 21% and Triquilar® by 21%. Our new products, however, made a noticeable contribution to sales growth, especially Yasmin® (E31 million) and Campath® (E14 million).

We are resolutely implementing our strategic goal of further increasing the United States Region's share of Group sales: the proportion of total sales generated there continued to rise, reaching 25% in the 1st quarter of 2002, compared to 21% in the same period last year.

Sales trends by Region

Europe Region

We raised sales in the Europe Region by 7% to E595 million, essentially through volume growth. The increase was particularly striking in Germany, where sales rose by 13% from E128 million to E145 million in the 1st quarter of 2002. This represented a stronger increase than in the last few years and stemmed largely from volume growth by Betaferon® and our contraceptive products –particularly Yasmin®. Also worth mentioning is the excellent development of business in Eastern Europe, where we recorded double-digit growth rates, for example in Russia and Poland.

Sales in the Fertility Control& Hormone Therapy business area, at E228 million, accounted for 38% of sales in the Region. We further extended our market leadership here with growth of 8%. This increase was based on the high degree of acceptance of our innovative preparations Yasmin® and Mirena®, as well as the constant growth of our established products. We expect the launch of Yasmin® in more European markets to further boost sales in this business area in the course of the year.

In the Specialized Therapeutics business area, sales rose 11% to E212 million, compared to E192 million in the 1st quarter of 2001. Betaferon® made a substantial contribution here with 11% sales growth. The increase in sales also reflects the successful development of our oncology products MabCampath™, Fludara® and Bonefos®.

United States Region

In the United States Region, sales rose to E311 million, an increase of 29% on the 1st quarter of 2001.

Sales in Fertility Control& Hormone Therapy soared 36% to E63 million, largely due to strong demand for our new product Yasmin® (E21 million). Acceptance of Yasmin® continued to make progress: at the end of March this product accounted for 3.8% of new prescriptions, and by mid-April the figure had already risen to 4%. Our new launches are now being supported by direct-to-customer marketing activities. By contrast, increased generic competition led to a reduction in the number of prescriptions issued for Climara® and Triquilar®.

Sales in the Specialized Therapeutics business area rose 26% to E132 million. Business here was particularly marked by the positive development of Betaferon®, sales of which were up 20%, a clear sign of growing confidence in this product. Study results have proven its outstanding effectiveness, and intensified marketing activities also contributed to the increase in sales. We are preparing for the market launch of a new formulation of Betaferon® which enables this product to be kept at room temperature. Betaferon® will be the only MS product that offers patients this advantage.

In Diagnostics& Radiopharmaceuticals we recorded an increase of 27%, primarily due to higher sales volumes of Magnevist®.

Japan Region

Sales in the Japan Region fell 15% to E119 million; negative currency effects accounted for 5% of this decline. The negative influence of the exchange rate on Group results will be made less severe by long-term hedging measures. After adjusting for currency effects, the remaining 10% fall in sales was due to the price reductions imposed by the Japanese government. In the run-up to this price cut, which became effective on April 1, 2002, wholesalers reduced their inventories, leading to a lower volume of orders. We expect demand to revive from the 2nd quarter. In the current year, we anticipate that the overall price level for our product portfolio will be 8% lower than in the previous year.

The fall in demand principally affected our Diagnostics business, which accounts for about 70% of our total sales in Japan.

Sales volumes of our multiple sclerosis product Betaferon®, which was not affected by the price reduction, are developing very well. As many as 1,255 patients were already in treatment towards the end of the 1st quarter. Betaferon® is the only recognized MS drug that has been approved for the Japanese market.

Latin America/Canada Region

Sales in the Latin America/Canada Region fell by 8% to E110 million. This decline was almost completely due to currency effects. In addition to the crisis in Argentina, the devaluation of the currencies of Brazil and Venezuela also had a detrimental effect on sales.

The Fertility Control& Hormone Therapy business area accounted for 68% of sales in the Region. In Canada in particular we achieved good growth rates, for example with Diane® and Mirena®.

Asia/Middle East Region

Sales in the Asia/Middle East Region, at E65 million, were 30% higher than in the same period last year. Most of this increase came from a 26% volume growth. One factor contributing to this strong increase in turnover was acyclic sales in Korea and countries of the Middle East.

Fertility Control& Hormone Therapy, the top-selling business area in the Region, achieved the biggest rise in sales: E12 million to E29 million. This result was largely due to intensified marketing activities in fertility control.

Sales in Diagnostics& Radiopharmaceuticals rose 6% to E21 million, despite a very competitive market. The X-ray contrast medium Ultravist® was the most successful individual product in the Region with sales of E15 million (+12%).

Sales trend by Business Area

Sales by Business Areas and important indication areas*	Em		Change from Q1/2001			% of total
	Q1/2002	Q1/2001	Total	Volume/Price	Currency	Q1/2002	Q1/2001
Fertility Control& Hormone Therapy	406	370	10%	11%	–1%	33%	32%
Fertility control	311	269	16%	17%	–1%	25%	23%
Hormone therapy	94	100	–5%	–4%	–1%	8%	9%
Specialized Therapeutics	395	352	12%	11%	1%	32%	30%
Central nervous system	205	181	13%	12%	1%	16%	16%
Cardiovascular	50	45	12%	11%	1%	4%	4%
Oncology	101	87	17%	16%	1%	8%	8%
Diagnostics& Radiopharmaceuticals	341	332	3%	3%	0%	27%	29%
X-ray contrast media	157	170	–8%	–5%	–3%	13%	15%
MRI contrast agents	83	73	13%	12%	1%	7%	6%
Radiopharmaceuticals	40	39	2%	1%	1%	3%	3%
CM application technologies	59	48	23%	17%	6%	5%	4%
Dermatology	55	54	1%	7%	–6%	4%	5%
Other sources	45	49	–7%	–8%	1%	4%	4%
Total	1,242	1,157	7%	8%	–1%	100%	100%

* The indented figures do not add up to the total sales figures for the respective Business Area, because the total figures also include other indication areas

Fertility Control& Hormone Therapy

The 10% growth in the Fertility Control& Hormone Therapy business area stemmed largely from an extraordinary increase in sales of our fertility control products (+16%). Although the world market is only recording single-digit growth rates in this area, our business is still growing much faster due to the launch of innovative products such as Yasmin® and Mirena®. Particularly in the US market, where we are still underrepresented, these innovations are opening up considerable growth potential for us.

By contrast, hormone therapy sales were down (–5%). The main factor here was generic competition for Climara®, our best-selling product in this field, in the United States.

Specialized Therapeutics

The CNS, oncology and cardiovascular indication areas contributed substantially to the double-digit growth in Specialized Therapeutics.

In the CNS field, Betaferon® held its own very well in a highly competitive environment with an increase in sales of 15%. We intend to further expand the market position of Betaferon® with a series of measures including additional clinical studies and more information for patients.

Much of the growth in oncology (+17%) stemmed from the launch of Campath®/MabCampath™in the United States and Europe. This preparation offers leukemia patients an additional treatment option. This year, we expect European approval of Zevalin™, with which we intend to supplement our portfolio in this field.

Diagnostics& Radiopharmaceuticals

Despite the marked fall in sales in Japan, which accounts for about 30% of all sales in this Business Area, we still achieved 3% growth overall, largely due to good business in the US and Europe.

Wholesale purchases in Japan were delayed, due to the announced price cuts, and had a major impact especially in X-ray contrast media (–8%). Outside Japan, however, prices were stable in a sector that had long been characterized by fierce price competition.

Sales of contrast agents for magnetic resonance imaging developed very positively (+13%). We are recording a continuously high level of demand in this field, particularly for our market-leading product, Magnevist®.

Dermatology

Business in Dermatology was strongly influenced by negative currency effects (–6%); after adjusting for these, sales rose 7%. Growth was particularly good in Europe and the US, where the launch of Finevin™had a positive impact.

Research collaborations

At the end of March we signed a collaboration agreement with the American company Imaging Diagnostic Systems with the aim of jointly developing contrast-enhanced optical mammography.

The idea behind developing optical mammography using a fluorescent dye is to find a minimally invasive and inexpensive breast-examination method for women with dense breast tissue or an inconclusive X-ray mammogram. This new procedure would markedly reduce the number of biopsies required and thus contribute to better and easier identification of breast cancer.

Acquisitions and strategic partnerships

In mid-March we made Collateral Therapeutics, a US biotechnology company, an offer to acquire its outstanding shares as part of a stock swap. This will be the first time we will use our New-York-listed shares as a means of payment in an acquisition. We hope to finalize the transaction in the 3rd quarter of 2002. This acquisition will strengthen our development portfolio in the field of Specialized Therapeutics. Collateral Therapeutics is a leading company in the discovery and development of innovative gene-therapy products for the treatment of cardiovascular diseases.

Collateral's most promising product candidate is Generx™, an angiogenic gene-therapy preparation developed jointly with Schering AG for the treatment of patients with stable angina pectoris due to coronary heart disease. It is currently at Phase IIb/III of clinical development, making it one of the most advanced projects in the biopharmaceutical industry.

Capital expenditure

We will significantly increase our capital expenditure in 2002 to an expected E275 million, compared to E229 million in 2001. Of this investment, 60% will relate to Germany, 17% to the remaining countries of the European Union, and 12% to the United States.

Due to the high level of acceptance of our hormone products and the correspondingly high rate of capacity utilization in our production plants, we will continue to expand the production of chemical and microbiological active- ingredients at our Bergkamen site in Germany. Similarly, we intend to increase capacity in our plants at Weimar, Germany, and Lys-Lez-Lannoy, France.

We plan further investments to enlarge our biotechnological development plant in Richmond, California.

Personnel

Personnel	Q1/2002	Q1/2001	Change	Year 2001
Employees *	25,761	24,594	+5%	25,056
Personnel costs in Em**	398	367	+8%	1,531

* Average

** Wages and salaries, social contributions, pensions

Number of employees (average)	Q1/2002	Q1/2001	Change
Corporate services	8,075	7,567	+7%
Europe Region	8,063	7,971	+1%
United States Region	3,205	2,892	+11%
Japan Region	1,649	1,765	–7%
Latin America/Canada Region	2,498	2,472	+1%
Asia/Middle East Region	1,550	1,322	+17%
Other employees	721	605	+19%
Total	25,761	24,594	+5%

The increase in personnel in the United States Region reflects the expansion of our Fertility Control& Hormone Therapy sales force. The increase in the average number of employees in the Asia/Middle East Region is the result of the acquisition of the Chinese company Nanjing Xianhe Pharmaceuticals in mid-2001 and an expansion in the production workforce in Indonesia. The decline in staff numbers in Japan was due to the synergies following the merger of subsidiaries with Nihon Schering K. K. The rise in the number of Other employees resulted from the expansion of hormone production at our subsidiary Proquina in Mexico.

Consolidated Income Statements

(Em)
	Q1/2002	Q1/2001	Change	Year 2001
Net sales	1,242	1,157	7%	4,842
Cost of sales	–294	–281	5%	–1,215
Gross profit	948	876	8%	3,627
Costs of
marketing and selling	–400	–362	10%	–1,601
engineering and administration	–124	–120	3%	–525
research and development	–221	–204	8%	–864
Other operating expenses/income	10	2		31
Operating profit	213	192	11%	668
Result from Aventis CropScience	23	28	–18%	85
Other financial result	–19	–12	50%	–55
Profit on ordinary activities	217	208	4%	698
Taxes on profit	–77	–80	–4%	–270
Income before minority interests	140	128	9%	428
Minority interests in profits/losses	1	–2		–10
Net income	141	126	12%	418

Basic earnings per share (¤)	0.71	0.64	12%	2.11
Diluted earnings per share* (¤)	0.71	0.64	12%	2.10

* Diluted by stock options issued as part of Long-Term Incentive Plans for employees

Net income grows by 12%, a higher rate than net sales

With gross profit growing at a slightly higher rate than sales and a moderate growth in general expenses, operating profit rose 11%. Burdens caused by the further decline in the Argentine peso were offset by profits connected with the formation of the BioTechPark CharlottenBurg in Berlin, Germany.

The financial result was affected by a smaller contribution from Aventis CropScience, which recorded a 6% fall in sales in the 1st quarter. Schering AG's share of profits after adjustments and additional goodwill amortization amounted to E23 million, compared to E28 million in the 1st quarter of last year.

The Other financial result was affected by exchange-rate losses related to Group financing transactions, caused by the depreciation of the Argentine peso.

With a tax rate falling to 35%, net income rose 12% to E141 million.

Consolidated Balance Sheets

(Em)
Assets	March 31, 2002	December 31, 2001

Goodwill	364	374
Other intangible assets	281	280
Property, plant and equipment	1,221	1,260
Financial assets	696	666
Fixed assets	2,562	2,580

Inventories	925	881
Receivables and other assets	1,539	1,507
Marketable securities	103	103
Cash and cash equivalents	230	192
Other non-current and current assets	2,797	2,683
	5,359	5,263
Equity and liabilities	March 31, 2002	December 31, 2001

Paid-up capital	528	528
Retained earnings
at January 1	2,028	1,769
Dividend payment	0	–198
Net income	141	418
Change in market value of financial instruments	–11	32
Translation adjustments	6	7
Retained earnings at March 31 / December 31	2,164	2,028
Shareholders' equity	2,692	2,556
Minority interests	13	15

Non-current provisions and liabilities	1,333	1,329
Current provisions and liabilities	1,321	1,363
Provisions and liabilities	2,654	2,692
	5,359	5,263

Consolidated Cash Flow Statements

(Em)	Q1/2002	Q1/2001	Year 2001

Income before minority interests	140	128	428
Depreciation of fixed assets	64	63	286
Increase in long-term provisions	5	18	61
Other non-cash expenses and income	1	–27	–109
Result from disposal of fixed assets	–9	0	–13
Cash flows before working capital changes	201	182	653
Change in inventories and receivables	–97	–41	–72
Change in liabilities and provisions (other than long-term)	–23	18	89
Cash flows from operating activities	81	159	670

Purchase of fixed assets	–94	–84	–388
Proceeds from sale of fixed assets	50	6	42
Purchase and sale of marketable securities	0	–29	300
Cash flow on acquisition of business net of cash acquired	0	0	–171
Cash flows used in investing activities	–44	–107	–217

Dividends paid	0	0	–198
Change in financial liabilities	0	–76	–37
Funding of "Schering Pension Trust"	0	–	–300
Cash flows used in financing activities	0	–76	–535

Net change in cash and cash equivalents	37	–24	–82
Effects of exchange-rate movements on cash and cash equivalents	1	–1	0
Cash and cash equivalents at January 1	192	274	274
Cash and cash equivalents at March 31/December 31	230	249	192

The cash flow amounted to E201 million –10% up on the previous year's level. The change in inventories and receivables reflects, among other things, the increase in inventories connected with the launch of Yasmin® in several European markets. The higher proceeds from the sale of fixed assets essentially resulted from sales made in the context of the formation of the BioTechPark CharlottenBurg in Berlin.

Segment reporting

(Em)
Q1/ 2002	Segment net sales	Internal net sales	External net sales	Change year- on-year	Segment perform- ance*	Change year- on-year	Segment result	Change year- on-year
Europe Region	820	225	595	7%	273	10%	164	15%
United States Region	312	1	311	29%	86	28%	27	170%
Japan Region	120	1	119	–15%	38	–7%	11	–8%
Latin America/Canada Region	120	10	110	–8%	38	–10%	15	–42%
Asia/Middle East Region	68	3	65	30%	30	67%	18	80%
Other Activities	68	26	42	–15%	22	–8%	10	–23%
Segment total	1,508	266	1,242	7%	487	10%	245	15%
Research and development expenses	–	–	–	–	–221	8%	–	–
Central production overheads and production variances	–	–	–	–	–21	–13%	–	–
Other	–	–	–	–	–32	52%	–32	52%
Schering AG Group	1,508	266	1,242	7%	213	11%	213	11%

(Em)
Q1/2001	Segment net sales	Internal net sales	External n et sales	Change year- on-year	Segment perform- ance*	Change year- on-year	Segment result	Change year- on-year
Europe Region	755	198	557	14%	249	11%	142	11%
United States Region	243	2	241	4%	67	–17%	10	–58%
Japan Region	140	–	140	14%	41	–16%	12	–50%
Latin America/Canada Region	120	10	120	14%	42	17%	26	18%
Asia/Middle East Region	52	1	51	3%	18	6%	10	0%
Other Activities	67	19	48	4%	24	14%	13	8%
Segment total	1,387	230	1,157	11%	441	3%	213	–3%
Research and development expenses	–	–	–	–	–204	10%	–	–
Central production overheads and production variances	–	–	–	–	–24	9%	–	–
Other	–	–	–	–	–21	–34%	–21	–34%
Schering AG Group	1,387	230	1,157	11%	192	2%	192	2%

* Measure of performance used internally in the Schering AG Group (before allocation of 'research and development expenses' and 'central production overheads and production variances')

Outlook

We expect the Schering AG Group's sales to grow at a high single-digit rate throughout the current fiscal year, although developments will vary considerably from one Region to another:

For the Europe Region we expect solid and continuous growth in the upper single-digit range over the whole year.

We expect the strongest increase in sales in the United States Region, which is at the focus of our growth strategy: calculating on the basis of present exchange rates, the figure should be almost 20%.

Due to the difficult monetary environment and the price cuts imposed by the Japanese government, we anticipate a single-digit decline in sales in the Japan Region compared to 2001.

Sales trends in the Latin America/Canada Region are being significantly affected by the monetary crisis in Argentina. Despite this strongly negative effect, we expect sales for the year as a whole to be only slightly below last year's level.

In the Asia/Middle East Region we expect a very encouraging development of sales over the year as a whole, so that a high single-digit increase in sales over the previous year can be achieved.

We expect the sale of our 24-percent stake in Aventis CropScience to be finalized in the 2nd quarter of 2002. After examining the deal from the point of view of antitrust criteria, the European Commission agreed to the planned sale on April 17, 2002. The approval of the corresponding US authorities is still pending.

We expect the transaction to yield proceeds of E1.5 billion. Without including the profit from this sale, we expect double-digit growth in both operating profit and net income for the 2002 fiscal year.

Berlin, April 17, 2002

Schering AG
The Executive Board

Review Report to the Interim Report for the first quarter 2002

We have reviewed the accompanying balance sheet of the Schering Group at March 31, 2002, and the related statements of income and cash flows for period January 1 until March 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to issue a report on these financial statements based on our review.

We conducted our review in accordance with the International Standard on Auditing applicable to review engagements. This Standard requires that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying financial statements do not give in all material respects a true and fair view in accordance with International Accounting Standards.

Berlin, April 19, 2002

BDO Deutsche Warentreuhand Aktiengesellschaft

Wirtschaftsprüfungsgesellschaft

Schulz Braasch
Wirtschaftsprüfer Wirtschaftsprüfer

Report of the Supervisory Board's Audit Committee

At the meeting held on April 22, 2002, the Executive Board submitted and explained to the Audit Committee of the Supervisory Board the Interim Report for the 1st quarter of 2002 and the auditors' Review Report. Business developments, the profit situation, and the financial position of the company were discussed. In particular, the Audit Committee kept itself informed about the loss situation in Argentina. The Audit Committee approved the Interim Report.

Berlin, April 22, 2002

Chairman of the Supervisory Board
Dr Giuseppe Vita

Further information

Valuation and accounting principles

In the preparation of Interim Reports, we apply the same valuation and accounting policies as in the preparation of our Annual Financial Statements. Translation of the figures from companies outside the European Monetary Union is performed in accordance with the concept of functional currency. The closing rate method is used for all such companies. The Interim Report complies with International Accounting Standard IAS 34.

Changes in consolidated companies

There were no significant changes in consolidated companies.

Currency translation

The exchange rates of the currencies that are of particular importance to the Group developed as follows:

	Balance-sheet rate (E)		Average rate (E)
	March 31, 2002	March 31, 2001	Q1/2002	Q1/2001
1 US dollar	1.15	1.13	1.15	1.10
1 pound sterling	1.63	1.62	1.63	1.58
1 Brazilian real	0.49	0.53	0.49	0.53
100 yen	0.87	0.90	0.87	0.92

Potential risks In order to utilize the "Safe Harbor"provision of the U. S. Private Securities Litigation Reform Act of 1995, the Company is providing the following cautionary statement.

Certain statements in this Interim Report that are neither reported financial results nor other historical information are forward-looking statements, including, but not limited to, statements that are predictions of or indicate future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and Company plans and objectives to differ materially from those expressed or implied in the forward-looking statements (or from the past results). Although not exhaustive, the following factors could cause such differences: action by the Company's competitors or the failure of demand for the Company's products to develop as anticipated; legislative and regulatory changes and general changes in public health and approaches to health care and the treatment of disease; unanticipated difficulties in the design or implementation of clinical trials, studies and investigations, or results that are inconsistent with previous results and the Company's expectations; the failure to obtain and maintain required authorizations from governmental authorities or the loss of or inability to obtain patent or trademark protection for products; the risk of substantial product liability claims; unexpected costs or difficulties in production or distribution or in integrating the business and operations of the Company. These factors and other factors that could effect these forward-looking statements are described in our Form 20-F and our Form 6-K reports filed with the U. S. Securities and Exchange Commission. The Company disclaims any obligation to publicly update or revise these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.